UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number: 1-14937


                         Iron Mountain Incorporated (1)
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             (Exact name of registrant as specified in its charter)

                      745 Atlantic Avenue, Boston, MA 02111
                                 (617) 535-4766
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
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            (Title of each class of securities covered by this Form)


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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)         |X|       Rule 12h-3(b)(1)(ii)            |_|

    Rule 12g-4(a)(1)(ii)        |_|       Rule 12h-3(b)(2)(i)             |_|

    Rule 12g-4(a)(2)(i)         |_|       Rule 12h-3(b)(2)(ii)            |_|

    Rule 12g-4(a)(2)(ii)        |_|       Rule 15d-6                      |X|

    Rule 12h-3(b)(1)(i)         |_|

         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Iron Mountain Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 IRON MOUNTAIN INCORPORATED


Date:  March 30, 2000            By:  /s/ C. Richard Reese
                                      Name:  C. Richard Reese
                                      Title:  Chairman of the Board and Chief
                                              Executive Officer

Instruction: This Form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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         (1) On February 1, 2000, Iron Mountain Incorporated, a Delaware corporation ("Old Iron Mountain") merged with and into Pierce Leahy Corp., a Pennsylvania corporation. Pierce Leahy Corp. survived the merger and immediately changed its name to "Iron Mountain Incorporated," a Pennsylvania corporation ("New Iron Mountain"). This form is being file by New Iron Mountain on behalf of Old Iron Mountain.